UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Numbers: 01-13112

      (Check One): [X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
                   [ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: __________________


________________________________________________________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
________________________________________________________________________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
________________________________________________________________________________

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION
________________________________________________________________________________

                              DHB INDUSTRIES, INC.
________________________________________________________________________________
                             Full Name of Registrant

                                       N/A
________________________________________________________________________________
                            Former Name if Applicable

                           400 Post Avenue, Suite 303
                            Westbury, New York 11590
________________________________________________________________________________
            Address of Principal Executive Office (Street and Number)

________________________________________________________________________________


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                       PART II -- RULES 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on From 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE


State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED)

     DHB Industries Inc. (the "Company") files this report for a 15-day extension, from March 16 to March 31, 2006, for filing its Annual Report on Form 10-K for the period ended December 31, 2005. The Company did not file its Form 10-K by March 16, 2006 because the Company is conducting additional analysis of historical information and records to ensure the reasonableness of estimates and the accuracy of reported inventory levels and resulting gross profit and income levels for 2005. Our auditors have called our attention to, and the Company has identified, some inaccurate inventory records. The net result is not yet known. Based on the foregoing and information that has become available in the fourth quarter of 2005, the Company is also reassessing its estimates of the cost of the Voluntary Replacement Program for Zylon(R)-containing armor products that the Company announced in the third quarter of 2005. We believe that both of the analyses could result in restatement of the reported results for one or more of the first three quarters of 2005, including restatement of the amount of the inventory written off in the third quarter.


                          PART IV -- OTHER INFORMATION


(1) Name and telephone number of persons to contact in regard to this notification.

           Dawn Schlegel           516                997-1155
          ______________       ___________       __________________
             (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a significant change in its 2005 results of operations, when compared with 2004 results, stemming largely from one-time charges associated with the previously announced decision of the National Institution of Justice ("NIJ") to revoke its certifications of all vests containing Zylon(R) in the marketplace and as a result of a change in accounting principles. These charges include the write off of Zylon(R)-containing inventory and the cost of the Voluntary Replacement Program. These changes were previously disclosed in the Company's Report on Form 10-Q for the quarter ended September 30, 2005.

     In the fourth quarter of 2005, the Company adopted Statement of Financial Accounting Standards No. 123R, SHARE BASED PAYMENT (SFAS 123R) which revises SFAS 123, ACCOUNTING FOR STOCK BASED COMPENSATION and supersedes Accounting Principles Board Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB25). SFAS 123R requires that new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. The Company adopted SFAS 123R effective December 8, 2005, using the retrospective method. This method allows for the retrospective adjustment of interim financial statements in the year of adoption based on the amounts previously calculated and reported in the pro forma footnote disclosures required by SFAS 123. In addition, the fiscal years prior to 2005 will be subjected to restrospective adjustments to reflect the amounts previously calculated and reported in the pro forma footnote disclosures.

     The following table shows the proforma estimates by the Company of the retrospective amounts of stock based compensation on a quarterly basis as a result of the adoption of the new accounting standard described above.

                                  2005             2004             2003
                              -----------      ----------        ----------
First Quarter                     $ 8,000      $1,513,000          $482,000
Second Quarter                    454,000          82,000           166,000
Third Quarter                 *15,563,000          22,000           286,000
Fourth Quarter                  4,825,000           9,000            99,000
                              -----------      ----------        ----------
Year to date                  $20,850,000      $1,626,000        $1,033,000
                              ===========      ==========        ==========

* During the third quarter of 2005, the Company recorded in its results of operations, stock compensation expense of $11,295,000 which would reduce the retrospective adjustment of the third quarter 2005 Stock Compensation to $4,268,000 in expense, bringing the total Stock Compensation expense to be reported in the results of operations to the $15,563,000 listed above.

     The Company currently expects to report revenue for 2005 of approximately $350 million. The Company is not prepared to estimate the results of its operations at this time, because of the continuing review of the Company's financial statements described more fully above.

                              DHB INDUSTRIES, INC.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date: March 17, 2006               By: /s/ DAWN SCHLEGEL
                                           _____________________________
                                               Dawn Schlegel
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
________________________________________________________________________________

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
________________________________________________________________________________

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 40/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of THE REGISTRANT is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.